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                 May 20, 2020

       Paresh Patel
       Chief Executive Officer
       HCI Group, Inc.
       5300 West Cypress Street, Suite 100
       Tampa, FL 33607

                                                        Re: HCI Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2020
                                                            File No. 333-238316

       Dear Mr. Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance